EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 29, 2009

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	19,730
Add:
Fixed charges	13,101
Income taxes	8,857
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Total	41,688
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Fixed charges:
Interest expense	9,715
Rental expense representative
of interest factor	3,386
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Total	13,101
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Ratio of earnings to fixed charges	3.18
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